Watkins Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows From Operating Activities:	
Net income	$ 1,573
Adjustments to reconcile net income to net cash used in operating activities:	
Change in assets and liabilities:	
Receivables from customers	(5,846)
Accounts payable	510
Net Cash Used in Operating Activities	(3,763)
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	-
Net decrease in cash	(3,763)
Cash, beginning of year	4,484
Cash, end of year	$ 721

Supplemental Cash Flow Information

Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements